Exhibit 99.1

April 6, 2024

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

The disclosure pursuant to Regulation 30 read with Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.10 of the NYSE Listed Company Manual, is enclosed.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

ENCL: As above

Annexure-1

Details required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sl. No.	Particulars	Details
1.	Reason for change viz. appointment, re- appointment, resignation, removal, death or otherwise.

1.  Resignation of Mr. Thierry Delaporte as the Chief Executive Officer and Managing Director of the Company.

2.  Appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company.

1.  The Board of Directors noted the resignation of Mr. Thierry Delaporte with effect from April 6, 2024. He will be relieved from the employment of the Company with effect from the close of business hours on May 31, 2024.

A copy of the resignation letter submitted by Mr. Thierry Delaporte is enclosed.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment;

2.  At their meeting held on April 6, 2024, which concluded at 7 PM, pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors has approved the appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a period of five years, subject to approval of shareholders and the Central Government as may be applicable.

3.	Brief profile (in case of appointment)	Mr. Srinivas Pallia’s brief profile is enclosed.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018.	Mr. Srinivas Pallia is not debarred from holding the office of director by any SEBI order or any other such authority.

Date : April 5, 2024

The Board of Directors,

Wipro Limited

(CIN: L32102KA1945PLC020800)

Doddakannelli, Sarjapur Road,

Bengaluru- 560 035

Karnataka

Dear Board Members,

Sub: Resignation from the position of Chief Executive Officer (CEO) and Managing Director of the Company.

I am writing to resign from my position as CEO and MD of Wipro Ltd, effective April 6, 2024. It has been an incredible honour, and I am grateful for the opportunity to have played a role in the growth and success of Wipro.

During my tenure as CEO and MD, we have witnessed a significant transformation within the company that has not only driven financial growth but has also positively impacted our associates, clients, and shareholders.

I will be available to the company till May 31, 2024.

I wish the company continued success and prosperity in the future.

Thierry

Brief Profile of Mr. Srinivas Pallia

Srinivas Pallia is Chief Executive Officer and Managing Director of Wipro Limited, a $11.2 Billion global information technology, consulting and business process services company, with around 240,000 employees in six continents.

With a career spanning over three decades and a deep and broad background across Wipro’s various geographies, functions, service lines, and business units, Srini brings a wealth of knowledge and insight to his role. His unwavering commitment to client satisfaction, his relentless focus on delivering results, and his extensive first-hand experience of significant technological changes and industry transformations further enhance Wipro’s position.

Having joined Wipro in 1992, Srini has held numerous leadership roles, including President of Wipro’s Consumer Business Unit and Global Head of Business Application Services. Most recently, he served as the CEO for Americas 1, Wipro’s largest and fastest-growing market. In this role, Srini led a wide range of industry sectors and was responsible for establishing their vision, as well as shaping and implementing growth strategies.

Srini holds a bachelor’s degree in engineering, and a master’s in management studies from Indian Institute of Science, Bangalore. He graduated from Harvard Business School’s Leading Global Businesses executive program, and the Advanced Leadership Program at McGill Executive Institute.

An avid hiker, Srini lives in New Jersey with his family.